Exhibit 99.1

NewcelX Announce Positive Results from International Collaborative Study Exploring
Advanced Biomaterial Approaches for Stem Cell–Derived Islet Delivery in Type 1 Diabetes
Without Immune Suppression

Zurich, Switzerland – January 12th – NewcelX Ltd. (Nasdaq: NCEL) (“NewcelX” or the “Company”), a clinical-stage biotechnology company advancing regenerative medicine solutions, today reported the results of an international collaborative research study investigating advanced biomaterial strategies to support the delivery and function of stem cell–derived islets for the treatment of Type 1 Diabetes.

The peer reviewed study, published in Diabetology, a journal dedicated to diabetes research, conducted in collaboration with research groups from the University of Technology Sydney, the University of Wisconsin–Madison, Monash University, the Queensland University of Technology, and the Australian Foundation for Diabetes Research (AFDR), examined the use of engineered scaffolds incorporating extracellular matrix (ECM) derived from a decellularized human pancreas.

The work evaluated whether ECM integration could support the function of encapsulated pluripotent stem cell–derived islets within a removable delivery system. The study results demonstrated that when ECM was incorporated into the scaffold, implanted islets exhibited functional performance comparable to encapsulated islets delivered without a scaffold. These findings suggest that biomaterial design and tissue microenvironment play a critical role in supporting islet function and may enable safer, retrievable delivery configurations for future therapeutic development.

The research was supported through a Type 1 Diabetes research initiative led by the Australian Foundation for Diabetes Research, which had received donor matched funding for the published study from the National Stem Cell Foundation of Australia. Moreover, it has received dedicated funding from Breakthrough T1D (formerly JDRF), the leading global type 1 diabetes research and advocacy organization, to further develop the underlying model based on the study results.

“This research contributes to our understanding of how advanced biomaterials and tissue microenvironments can support engineered islet function,” said Prof. Michel Revel, Chief Scientific Officer of NewcelX. “The findings are consistent with the scientific principles underlying our diabetes program, which aims to combine scalable stem cell–derived islets with strategies to enhance engraftment and retrievability intended to eliminate the need for chronic immunosuppression medications.”

“We are delighted that it has been possible to progress our goal of developing a realistic cell therapy for type 1 diabetes,” said Professor Bernard Tuch, Chief Scientific Officer of AFDR, “with the continuing support of our international and national partners”.

Type 1 Diabetes represents NewcelX’s primary therapeutic focus, and the Company is directing significant scientific and development resources toward advancing cell-based solutions in this area. The study aligns with NewcelX’s scientific focus on combining stem cell biology with delivery and protection strategies to support functional insulin-producing cell therapies. IsletRx is NewcelX’s investigational stem cell–derived islet therapy designed to restore insulin production in individuals with insulin-dependent diabetes. The program integrates proprietary cell differentiation protocols with immune-protective and delivery-oriented design features, with the goal of achieving functional insulin secretion without the need for systemic immunosuppression.

“Type 1 diabetes is a central focus of NewCelX’s development strategy,” said Ronen Twito, Executive Chairman and CEO of NewCelX. “The positive results from this international collaborative study contribute to the continued advancement of our technologies and help guide our ongoing development efforts as we move toward the clinical trial.”

About NewcelX Ltd.

NewcelX Ltd. (Nasdaq: NCEL) is a biotechnology company developing cell-based and small-molecule therapies for neurodegenerative and metabolic diseases. The Company’s integrated platform combines advanced stem-cell technologies, biomaterials, and neuroscience expertise to support scalable therapeutic solutions for conditions such as Amyotrophic Lateral Sclerosis (ALS) and Type 1 Diabetes. NewcelX is headquartered in Zurich, Switzerland, with research and development operations in Ness Ziona, Israel.

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Website: www.newcelx.com

Investor & Media Contacts

Sarah Bazak, Investors relations
InvestorRelations@newcelx.com

About Australian Foundation for Diabetes Research (AFDR)

AFDR is a not-for-profit company established to develop a cell therapy suitable for most people with type 1 diabetes. To this end it is championing a bioengineered approach to deliver insulin-producing cells without recipients having to take anti-rejection drugs.

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewcelX is using forward-looking statements when it discusses the continued advancement of its technologies and its ongoing development efforts as its move toward the clinical trial. These forward-looking statements and their implications are based on the current expectations of the management of NewcelX and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; potential delays or obstacles in launching or completing clinical trials; products that may not be approved by regulatory agencies; technologies that may not be validated or accepted by the scientific community; the inability to retain or attract key employees; unforeseen scientific difficulties with products in development; higher-than-expected product costs; results in the laboratory that do not translate to clinical success; insufficient patent protection; possible adverse safety outcomes; legislative changes; delays in developing or introducing new technologies, products, or applications; and competitive pressures that could reduce market share or pricing. Except as otherwise required by law, NewcelX does not undertake any obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov, as well as in subsequent filings made by NewcelX, including under the heading “Risk Factors” in its proxy statement/prospectus filed with the SEC on November 6, 2025.